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                                September 21, 2020

       Alec Gores
       Chairman
       Gores Holdings VI, Inc.
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Gores Holdings VI,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2020
                                                            CIK 0001819394

       Dear Mr. Gores:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 25, 2020

       Exhibits

   1.                                                   We note that section
9.3 of the warrant agreement filed as exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the federal securities laws. If the provision is applicable to investors
in this offering, please also revise your prospectus to discuss the provision, including a
description of any risks or other impacts on investors and whether there is uncertainty as
to its enforceability
 Alec Gores
Gores Holdings VI, Inc.
September 21, 2020
Page 2

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameAlec Gores
                                                           Division of
Corporation Finance
Comapany NameGores Holdings VI, Inc.
                                                           Office of Real
Estate & Construction
September 21, 2020 Page 2
cc:       Heather Emmel
FirstName LastName